AIGO HOLDING LIMITED

4th floor, Building No. 26, Ju Yuan Zhou Garden

Jinshan Industrial Zone, 618 Jinshan Avenue, Jianxin Town

Fuzhou City, Fujian Province, China 350028

Via Edgar

September 20, 2024

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Abe Friedman, Theresa Brillant, Rebekah Reed and Dietrich King

Re: Aigo Holding Limited

Draft Registration Statement on Form F-1

Submitted June 28, 2024

CIK No. 0002025255

Dear Mr. Friedman, Ms. Brilland, Ms. Reed and Mr. King:

On behalf of our client, Aigo Holding Limited, an exempted company incorporated in the Cayman Islands (the “Company”), we hereby submit to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated September 10, 2024 on the Company’s amended Draft Registration Statement on Form F-1 previously submitted on August 26, 2024 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) with exhibits via EDGAR to the Commission for confidential review.

The Company has responded to the Staff’s comments by revising the Draft Registration Statements to address the comments, or by providing an explanation if the Company has not so revised the Draft Registration Statement. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

In addition, the Company respectfully submits to the Staff that it is currently in the process of preparing its interim consolidated financial statement of 2024, which will be included in the next revised draft registration statement.

Amendment No. 1 to Draft Registration Statement on Form F-1 submitted August 26, 2024

Cover Page

1.	We note your response to prior comment 5, particularly that your added disclosure speaks to “...our cash...held in subsidiaries in mainland China or Hong Kong...” Please revise so that this statement also refers to cash in mainland China or Hong Kong, rather than only cash held in subsidiaries in mainland China or Hong Kong. Make conforming revisions where this statement appears in the prospectus summary and risk factors.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 6, 9 and 35 of the Revised Draft Registration Statement accordingly.

2.	We note your disclosure in response to prior comment 35 that your subsidiaries in Hong Kong are “intermediate entities that facilitate [y]our supply logistics.” Please clarify the extent of the business operations of your Hong Kong subsidiaries. In this regard, your corporate structure diagram at page 52 suggests that operations are not conducted through these entities, but it is unclear whether “facilitat[ing]” logistics involves business operations.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the Revised Draft Registration Statement accordingly.

Prospectus Summary

Our Corporate History and Structure, page 2

3.	Please contextualize the revisions to your corporate structure diagram in response to prior comment 11 by providing a key or narrative disclosure that explains what the shading of various boxes denotes. For example, explain, if true, that the lighter shaded boxes signify the entities through which your operations are conducted.

In response to the Staff’s comment, the Company has revised the disclosure on pages 3 and 52 of the Revised Draft Registration Statement accordingly.

Risks related to our Company

Risks related to our legal and regulatory environment, page 5

4.	We note your response to prior comment 10. Please revise your disclosure regarding risks and uncertainties from the legal system in China to state clearly that rules and regulations in China can change quickly with little advance notice. Additionally, where you disclose that the PRC government “may influence or intervene in [y]our operations at any time,” please further state that it may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale.

In response to the Staff’s comment, the Company has revised the disclosure on pages 5, 30 and 31 of the Revised Draft Registration Statement accordingly.

Regulatory Permissions and Licenses for Our Operations in China and This Offering, page 7

5.

You disclose that you and your subsidiaries are “not currently covered by permission requirements from...the CAC.” Please discuss in this section how you came to this conclusion, why that is the case, and the basis on which you made the determination that CAC permissions are not required. Additionally, we note your revisions in response to prior comment 14. Please revise to clearly indicate, if true, that you are relying upon an opinion of PRC counsel Dacheng with respect to your statements regarding permissions and approvals for your operations and to offer securities to foreign investors, rather than stating only that Dacheng has “advised [you].” Make similar revisions where PRC counsel is identified elsewhere, such as in your risk factor disclosure regarding the CAC at page 24.

In response to the Staff’s comment, Company has revised the disclosure on pages 8, 34, 36 and 103 of the Revised Draft Registration Statement accordingly.

Cash transfers and dividend distributions, page 9

6.	Please further develop your disclosure in response to prior comment 12 to discuss each of the “currency exchange control measures” that may restrict the ability of your PRC subsidiaries to pay dividends to you. In this regard, we note that the “examples” of PRC restrictions provided in this section are applicable to transfers from the holding company to PRC subsidiaries, but there is little discussion of specific restrictions on payment of dividends by PRC subsidiaries and conversion of RMB into foreign currency, if applicable. As one example, the Enterprise Income Tax Law is identified as an applicable restriction at page 50 but not discussed here.

In response to the Staff’s comment, the Company has revised the disclosure on page 9 of the Revised Draft Registration Statement accordingly.

Regulation, page 98

7.	We note your response to prior comment 29 and reissue. Please revise to describe the material effects that the government regulations identified in this section have on your business. In this regard, we note your disclosure that you have been advised by legal counsel that you are in compliance with such regulations in all material respects; however, Item 4.B.8 of Form 20-F requires a “description of...material effects,” rather than confirmation of compliance.

In response to the Staff’s comment, the Company has revised the disclosure on pages 98 to 102 of the Revised Draft Registration Statement accordingly.

Principal Shareholders, page 118

8.	We note your response to prior comment 31, but it appears that Xudong Shen is not included in the beneficial ownership table despite being a director of the company. Please revise to include Xudong Shen or explain why they are not included.

In response to the Staff’s comment, the Company has revised disclosure on page 118 of the Revised Draft Registration Statement accordingly.

Related Party Transactions, page 120

9.

For each of the outstanding related party loans disclosed in this section, such as the amounts due to Aigotech Onsynk Limited, Aigou No. 2 (Pingtan) Investment Partnership (Limited Partnership), and Aigou No. 1 (Pingtan) Investment Partnership (Limited Partnership), please disclose the amount outstanding as of the latest practicable date, rather than solely as of December 31, 2023. Additionally, we note your disclosure of an amount due from the spouse of your Chairman and Chief Executive Officer, which is described at page F-27 as “amounts related to the loan for employee.” Please tell us how you intend to comply with Section 13(k) of the Exchange Act with respect to this loan, or otherwise explain why this arrangement is not prohibited, if this is your view.

In response to the Staff’s comment, the Company has revised disclosure on pages 120 to 122 of the Revised Draft Registration Statement accordingly to add the disclosure relating to the related party transactions occurred in the fiscal year ended December 31, 2021. Further, the Company respectfully submits to the Staff that it is in the process of preparing the disclosure on related party transactions occurred and the corresponding amount outstanding as of the latest practicable date and such disclosure will be included in the next revised draft registration statement.

In terms of the loan made to the spouse of our Chairman and CEO, Ms. Qinmei Guo, and the loan made to the key management of the Company, Mr. Jiang Liu, each of Mr. Liu and Ms. Guo undertakes to settle the outstanding amount of such loan shortly and in any event no later than the effectiveness of this registration statement. In addition, in order to enhance our internal controls and mitigate the risks relating to related party transactions and maintain compliance with the applicable rules and regulations under the Securities Act and the Exchange Act, we have adopted an internal control policy, effective from June 2024, which requires that related-party transactions must (1) be examined for necessity, (2) limited to those with fair price and (3) subject to the approval from the disinterested directors of the Board. Under our internal control policy, loans, guaranties or any equivalent form of credit made to the Company's directors, executive officers and their affiliates are prohibited.

Exhibit Index, page II-4

10.	While we note your response to prior comment 30, please file each executive officer’s personal employment agreement as an exhibit to the registration statement or explain why you are not required to do so. In this regard, the employment agreements appear to be “management contracts” within the meaning of Item 601(b)(10)(iii) of Regulation S-K and Instruction 2 to Item 601(b)(10).

In response to the Staff’s comment, the Company respectfully files each of executive officer’s personal employment agreement as an exhibit to the Revised Draft Registration Statement.

Thank you for your assistance in this matter. You may contact the undersigned by phone at +852 6386 1503 or via e-mail at wangyu@hankunlaw.com.

Very truly yours,

/s/ Yu Wang
Yu Wang

cc:	Mr. Fufei Lin, Chief Executive Officer
Mr. Jiayang Zhong Chief Financial Officer
Aigo Holding Limited

Mr. Yue (Mark) Li, Esq.
Mr. Xiaochun (Jonathan) Jiang, Esq.
MagStone Law, LLP

Mr. Xuecheng Wang, Partner
Wei, Wei & Co., LLP

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